UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2008 <u>Corrected Order</u>
(Correcting Order dated November 15, 2006)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Allot Communications Ltd.
File No. 333-138313 - CF#18870

   Allot Communications Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 31, 2006.

   Based on representations by Allot Communications Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.8   until August 14, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          L. Jacob Fien-Helfman
          Information Officer and Special Counsel